SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 28, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:
Partner Communications Reports Recent Developments including: the entering into a Loan Agreement, an Immediate Report filed by Scailex Corporation regarding request for arbitration and the appointment of a director

EXPLANATORY NOTE

The cover page of the Form 6-K furnished to the Securities and Exchange Commission on May 27, 2014, included an incorrect description of the contents of the enclosure (the press release issued by the Company on that date).  This Form 6-K/A provides a corrected description of the contents of the enclosure, which itself has not changed.

PARTNER COMMUNICATIONS REPORTS RECENT
DEVELOPMENTS INCLUDING: THE ENTERING INTO A LOAN
AGREEMENT, AN IMMEDIATE REPORT FILED BY SCAILEX
CORPORATION REGARDING REQUEST FOR ARBITRATION
AND THE APPOINTMENT OF A DIRECTOR

Rosh Ha’ayin, Israel, May 27, 2014 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports the following recent developments:

1.
On May 27, 2014, the Company engaged in a loan agreement with a group of institutional corporations ("Lenders"), according to which on December 28, 2016 the Lenders will provide the Company a loan in the principal amount of NIS 250 million (the "Loan" and the "Agreement").

   The main terms of the Agreement are as follows:

a.	The Loan will bear unlinked shekel interest at the rate of 4.95% per annum and will be paid (principal and interest) in variable quarterly payments over five years;
b.	The Loan is not secured by any liens;
c.
The Company’s principal undertakings towards the Lenders relating to financial covenants, the creation of liens, the engagement in a merger transaction and in sale transactions, are identical to those prescribed in the previous bank loan agreements in which the Company has engaged in the past (“The Existing Loan Agreements”);

d.
The grounds for calling for the immediate repayment of the Loan (Events of Default) are the customary grounds in agreements of this type and are identical to the Events of Defaults in the Existing Loan Agreements;

e.
If any of the Events of Defaults shall arise during the period between the date of engagement in the Agreement and the date of provision of the Loan, the Lenders shall be allowed, under the conditions defined in the Agreement, not to provide the Loan;

f.	The Company has the right to repay the Loan by way of immediate repayment, subject to the payment of an early repayment fee, as specified in the Agreement.

2.
   The purpose of the Loan is to refinance existing debt and/or to finance operating activities under the ordinary course of business.

Scailex Corporation Ltd. ("Scailex"), which holds together with its parent company, Suny Electronics Ltd., approximately 13.95% of the Company's share capital and which is engaged in a shareholders agreement with S.B. Israel Telecom Ltd., which holds approximately 30.87% of the Company's share capital ("S.B. Israel"), filed today an immediate report regarding the request of S.B. Israel to refer to arbitration regarding S.B. Israel and Scailex's current differences of opinion with respect to the enactment of the Promotion of Competition and Reduction of Centralization Law,5774- 2013.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=899070 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission.

3.
The Company's Board of Directors approved on May 4, 2014 the appointment of Mr. Ori Yaron as a member to the Company's Board of Directors. Mr. Ori Yaron was nominated by S.B. Israel, the Company's principal shareholder. In accordance with the Company's Articles of Association and applicable law, Mr. Ori Yaron shall serve in office until the Coming Annual General Meeting of shareholders.

Mr. Yaron practices law and manages Ilan Yaron Law Offices that specializes in the areas of insurance and torts. Mr. Yaron is a member of the Board of Directors of the Geophysics Institute and served from 2006 until 2007 as a member of the Board of Directors of Mekorot Development & Enterprise and from 2011 until 2014 as a member of the Board of Directors of Hozei Israel Ltd. Mr. Yaron holds a B.A. in Economics and an LL.B. both from Tel-Aviv University and is a member of the Israeli Bar Association.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

Attachment - informal English translation of Scailex's report

SCAILEX CORPORATION LTD.
("Scailex" or "the Company")
48 Ben Zion Galis Street, Petach Tikva 49277 Israel
Telephone: + 972-3-9057730 • Fax: + 972-3-9300424

May 27, 2014

Israel Securities Authority 22 Kanfei Nesharim Street Jerusalem 95464 Israel (via Magna)	The Tel-Aviv Stock Exchange Ltd. 54 Ehad Ha’am Street Tel-Aviv 65202 Israel (via Magna)

Dear Mr./Ms.,

Re: Request to refer to arbitration

The Company hereby announces that, on May 20, 2014, a request was received from S.B. Israel Telecom Ltd. (“Saban Israel”), which is engaged in a shareholders’ agreement with the Company dated January 29, 2013 (“the Shareholders’ Agreement” and “the Request,” respectively) in relation to their holdings of Partner Communications Company Ltd. (“Partner”), whereby, Saban Israel is asking that the parties refer to arbitration regarding the parties’ current differences of opinion with respect to the enactment of the Promotion of Competition and Reduction of Centralization Law, 5774 – 2013 (“the Centralization Law”).

Following the Company's request dated May 20, 2014 to receive clarifications from Saban Israel in relation to details of the subject of the litigation in relation to which Saban Israel is proposing that arbitration proceedings be conducted between the parties, on May 26, 2014, Saban Israel replied that, during the said arbitration proceedings, it intends on pleading, inter alia, that if the interim provisions prescribed in section 25(d) of the Centralization Law shall apply to Partner, without the enactment of the draft regulations – Promotion of Competition and Reduction of Centralization Regulations (Classification of a Corporation as a Layer Corporation), 5774 – 2014 (“the Regulations”), then this would vest Saban Israel the right to terminate the Shareholders’ Agreement. In addition, Saban Israel is arguing that actions taken prima facie by the Company and parties on its behalf to thwart the enactment of the Regulations constitute a fundamental breach of the Shareholders’ Agreement, and an unacceptable action lacking bona fides, which, per se, constitute grounds for terminating the Shareholders’ Agreement, and are causing and are liable to cause Saban Israel to incur heavy losses, the full extent of which has not been ascertained or formulated.

The Company believes that there is no substance to the above allegations; nevertheless, and in compliance with the provisions of the Shareholders’ Agreement, the Company intends on agreeing to the appointment of an agreed arbitrator. The Company is unable at this time to assess the outcome of these arbitration proceedings.

Sincerely, Scailex Corporation Ltd. By: Mr. Yahel Shachar, C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 28, 2014